Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

March 22, 2022

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to additional comments relating to the Trust’s Post-Effective Amendment No. 203 (“PEA No. 203”), which was filed on December 22, 2021 for the purpose of registering the AdvisorShares DRONELIFE ETF (the “Fund”) as a new series of the Trust. For ease of reference, set forth below are your comments followed by the Trust’s responses.

1.	Comment. With respect to Comment 2 in the Trust’s February 28 correspondence filing, the staff believes that Rule 35d-1 applies because the word “drone” is in the Fund’s name.

Response. The Trust represents that, in response to the staff’s comment, the Fund’s name has been changed from AdvisorShares DRONELIFE ETF to AdvisorShares Drone Technology ETF and the first paragraph of the Fund’s principal investment strategy has been changed to the following:

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies that derive at least 50% of their revenue or profit from the use and/or manufacture of drones or technology used in the development and manufacture of drones (“drone-related businesses”). A company is in a drone-related business if it is (i) directly or indirectly involved in the development, research, or utilization of unmanned aerial vehicles, otherwise known as drones, or (ii) directly involved in research, development and/or production of technologies used in the manufacture and development of drones, such as aviation, autonomous transportation, remote control, and battery technology.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 22, 2022

2.	Comment. With respect to Comment 7 in the Trust’s February 28 correspondence filing, why would the drone industry not be named in the Fund’s industry concentration policy?

Response. The Trust represents that it uses the Global Industry Classification Standard (GICS), a third party classification system, to measure industry concentration. The industry named in the Fund’s strategy section is the GICS industry that includes many companies in drone-related businesses.

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If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum